EXHIBIT 99.3

Schedule of Allowances

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Allowance of doubtful accounts (in thousands)
Year ended July 31, 2003	$353	$426	$19	$760
Year ended July 31, 2002	—	425	72	353
Year ended July 31, 2001	—	—	—	—
Year ended July 31, 2000	—	—	—	—